Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Metals Acquisition Limited on Form F-4, Amendment No. 2 (File No. 333-269007), of our report dated March 31, 2022, which includes an explanatory paragraph as to Metals Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of Metals Acquisition Corp. as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on February 13, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Houston, TX

April 18, 2023